                                                                               .
                                                                               .
                                                                               .
                                VIVENDI UNIVERSAL
                          REVENUES BY BUSINESS SEGMENT
                            (French GAAP, UNAUDITED)

                                                     AS PUBLISHED
                                         ------------------------------------
                                                Quarter Ended March 31,
                                         ------------------------------------
(In millions of euros)                     2004          2003        % Change
                                         --------      --------      --------
REVENUES
  Canal+ Group                            E   923       E 1,166           -21%
  Universal Music Group                       978         1,100           -11%
  Vivendi Universal Games                      77           106           -27%
  Vivendi Universal Entertainment           1,493         1,446             3%
                                         --------      --------      --------
  MEDIA                                   E 3,471       E 3,818            -9%
  SFR Cegetel Group                         2,058         1,781            16%
  Maroc Telecom                               376           357             5%
                                         --------      --------      --------
  TELECOM                                 E 2,434       E 2,138            14%
  Others (a)                                   68           196           -65%
                                         --------      --------      --------
  TOTAL VIVENDI UNIVERSAL                 E 5,973       E 6,152            -3%
                                         ========      ========      ========
    (EXCLUDING VUP ASSETS SOLD IN 2003)
  VUP assets sold in 2003 (b)                  --            80            --
                                         --------      --------      --------
  TOTAL VIVENDI UNIVERSAL                 E 5,973       E 6,232            -4%
                                         ========      ========      ========


                                                      COMPARABLE BASIS (C)
                                       ----------------------------------------------------
                                                     Quarter Ended March 31,
                                       ----------------------------------------------------
                                                                                   % Change
                                                                                      at
                                                                                   constant
(In millions of euros)                   2004          2003         % Change         rate
                                       --------      --------       --------       --------
REVENUES
  Canal+ Group                          E   923       E   855              8%             9%
  Universal Music Group                     978         1,100            -11%            -5%
  Vivendi Universal Games                    77           106            -27%           -17%
  Vivendi Universal Entertainment         1,493         1,380              8%            27%
                                       --------      --------       --------       --------
  MEDIA                                 E 3,471       E 3,441              1%            11%
  SFR Cegetel Group                     E 2,058         1,807             14%            14%
  Maroc Telecom                             376           357              5%             9%
                                       --------      --------       --------       --------
  TELECOM                               E 2,434       E 2,164             12%            13%
  Others (a)                                 68            86            -21%           -16%
                                       --------      --------       --------       --------
  TOTAL VIVENDI UNIVERSAL               E 5,973       E 5,691              5%            11%
                                       ========      ========       ========       ========

                                                         PRO FORMA (D)
                                       ---------------------------------------------------
                                                     Quarter Ended March 31,
                                       ---------------------------------------------------
                                                                                  % Change
                                                                                     at
                                                                                  constant
(In millions of euros)                     2004          2003      % Change         rate
                                       --------      --------      --------       --------
REVENUES
  Canal+ Group                          E   923       E   930            -1%            --
  Universal Music Group                     978         1,100           -11%            -5%
  Vivendi Universal Games                    77           106           -27%           -17%
  Vivendi Universal Entertainment         1,493         1,446             3%            21%
                                       --------      --------      --------       --------
  MEDIA                                 E 3,471       E 3,582            -3%             7%
  SFR Cegetel Group                       2,058         1,781            16%            16%
  Maroc Telecom                             376           357             5%             9%
                                       --------      --------      --------       --------
  TELECOM                               E 2,434       E 2,138            14%            14%
  Others (a)                                 68           196           -65%           -63%
                                       --------      --------      --------       --------
  TOTAL VIVENDI UNIVERSAL               E 5,973       E 5,916             1%             7%
                                       ========      ========      ========       ========

(a) Correspond to Internet and Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) both deconsolidated since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

(b) Correspond to Comareg sold in May 2003.

(c) Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiu, Canal+ Benelux, Canal+ Belgium and Flemish, etc...), VUE (Spencer Gifts), VUP (Comareg and Atica & Scipione), VU Net and Vivendi Telecom Hungary and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if those transactions had occurred at the beginning of 2003.

(d) The pro forma information illustrates the effect of the divestitures of Telepiu in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. The pro forma information is calculated as the actual revenues of Vivendi Universal's businesses less the actual revenues reported by each of the divested businesses in each period presented. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2003.


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